     As Filed with the Securities and Exchange Commission on October 2, 2001
                                                      Registration No. 333-55988
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C. 2054

                             -----------------------
                                 AMENDMENT NO. 5
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             -----------------------
                                COREL CORPORATION
             (Exact name of Registrant as specified in its charter)


           Canada                               7372                       Not Applicable

(State or other jurisdiction of       (Primary Standard Industrial        (I.R.S. employer
 incorporation or organization)       Classification code number)        identification no.)

                               1600 Carling Avenue
                             Ottawa, Ontario K1Z 8R7
                                 (613) 728-8200

       (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                   John Blaine
                             Chief Financial Officer
                                Corel Corporation
                               1600 Carling Avenue
                             Ottawa, Ontario K1Z 8R7
                                 (613) 728-8200

            (Name, address, including zip code and telephone number,
                   including area code, of agent for service)

                 Please address a copy of all communications to:

   Arnold B. Peinado, III, Esq.        Robert D. Chapman, Esq.    Duncan C. McCurrach, Esq.
Milbank, Tweed, Hadley & McCloy LLP     McCarthy Tetrault LLP        Sullivan & Cromwell
     One Chase Manhattan Plaza           1400-40 Elgin Street         125 Broad Street
        New York, NY 10005             Ottawa, Ontario K1P 5K6       New York, NY 10004
          (212) 530-5000                    (613) 238-2000             (212) 558-4000

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                             -----------------------
         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   Subject to completion, dated October 2, 2001

PROSPECTUS

                                Corel Corporation

                            24,000,000 Common Shares

         This prospectus relates to offers and sales from time to time of up to 24,000,000 common shares of Corel Corporation. These common shares will be issued upon conversion of the Series A participating convertible preferred shares of Corel owned by Microsoft Licensing, Inc., the selling shareholder, a wholly-owned subsidiary of Microsoft Corporation. Because these Series A preferred shares are not convertible by Microsoft Corporation or its affiliates or associates, Microsoft Licensing will sell the Series A preferred shares to one or more underwriters, broker-dealers or other selling agents, who will convert them into common shares and offer and sell those common shares in ordinary brokers transactions at then current market prices or in other transactions at negotiated prices.

         Microsoft Licensing will receive all of the proceeds from the offers and sales of the Series A preferred shares to the underwriters, broker-dealers or other selling agents, less any discounts, commissions or other compensation that it may pay to them, and the underwriters, broker-dealers or other selling agents will receive all of the proceeds from the offer and sale of the common shares that they receive upon conversion of the Series A preferred shares. Corel will not receive any proceeds from such sales and will pay all the costs of registering the common shares under this prospectus.

         Our common shares are listed on The Nasdaq National Market under the symbol "CORL" and on The Toronto Stock Exchange under the symbol "COR". The last reported sales price for our common shares on The Nasdaq National Market on October 1, 2001 was $1.93 per share and on The Toronto Stock Exchange on October 1, 2001 was Cdn$3.10.

         This investment involves a high degree of risk. Please carefully consider the "Risk Factors" beginning on page 3 of this prospectus.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

               The date of this prospectus is _________ __, 2001.

                                TABLE OF CONTENTS

Summary ....................  2      Selling Shareholder ................... 10
Risk Factors ...............  3      Income Tax Considerations ............. 11
About this Prospectus ......  9      Plan of Distribution .................. 17
Forward-Looking Statements.. 10      Legal Matters ......................... 19
Use of Proceeds ............ 10      Experts ............................... 19
Dividend Policy ............ 10      Where You Can Find More Information ... 19





                                     SUMMARY

         Corel develops, manufactures, licenses, sells and supports two main types of software products-creative products and business applications products. Our flagship products are CorelDRAW10 Graphics Suite and WordPerfect Office 2002. Our products are available for users of most PCs, including International Business Machines Corporation and IBM-compatible PCs, Apple Computer Inc.'s Macintosh(R), UNIX(R)-based and Linux(R)-based systems. In 2001, we will continue to expand our support of the Web, delivering the Internet's versatility to customers through Web-based applications, content and services. We will also be developing applications of our products for use on Microsoft Corporation's
 .NET platform as part of our commitment to provide customers with a full range of applications and services on multiple platforms.

         In January 2001, we announced a new corporate strategy. The strategy includes the following courses of action -

         . Broaden the reach of CorelDRAW through targeted sales channels and direct marketing campaigns.

         . Further our commitment to the Macintosh community with product developments that ensure professional customers have the tools to meet all of their creative needs.

         . Continue delivering the leading-edge product enhancements, service and support that our loyal base of WordPerfect users have come to expect.

         . Support the growth of the Linux market and deliver applications that customers demand.

         . Build on our graphics heritage to develop innovative solutions that address real customer problems.

         . Expand our support of the Web, delivering the Internet's versatility to customers through Web-based applications, content and services.

         On October 2, 2000, we entered into a purchase agreement with Microsoft Corporation and Microsoft Licensing for the purchase by Microsoft Licensing of 24,000,000 Series A participating convertible preferred shares of Corel at a purchase price of $5.625 per share or a total purchase price of $135,000,000. The Series A preferred shares are non-voting. Each Series A preferred share is convertible into one common share of Corel, but the Series A preferred shares may not be converted into Corel common shares while held by Microsoft or any of its affiliates or associates.

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         In connection with the purchase agreement, Corel and Microsoft also entered into a technology support and settlement agreement dated October 2, 2000 and amended as of April 30, 2001 pursuant to which, among other things, Corel and Microsoft agreed to work together to support the development, testing and marketing of new products and services for the Microsoft .NET platform. This platform consists of a set of Microsoft XML-based web services and a programming model and tools that developers can use to build their own web services. XML is an industry standard language for data exchange. The agreement also includes co-marketing provisions and an option for Microsoft to call upon Corel to port all or a portion of the .NET frameworks from the Windows operating system platform to a platform to be designated by Microsoft, which could include the Linux platform, the FreeBSD platform or another similar platform. On May 17, 2001, Corel received notice from Microsoft of the exercise by Microsoft of its option to port the .NET frameworks to the FreeBSD platform. Finally, as part of the agreement, Microsoft agreed not to pursue certain alleged patent infringement claims against Corel and Corel agreed to release Microsoft from all claims that Corel may have had against Microsoft arising on or prior to the date of the agreement.

The Offering

Shares Available            Up to 24,000,000 common shares

The Selling  Shareholder    The common shares offered by this  prospectus
                            will be sold by the underwriters, broker-dealers or other selling agents designated in the applicable prospectus supplement. These underwriters, broker-dealers or other selling agents will acquire the common shares by purchasing Series A preferred shares from Microsoft Licensing and converting them into common shares.

        On July 16, 2001, Corel, its wholly-owned subsidiary, Calgary I Acquisition Corp. and Micrografx, Inc. entered into a merger agreement pursuant to which Micrografx will merge with Calgary I Acquisition Corp., with the surviving corporation becoming a wholly-owned subsidiary of Corel. Micrografx is a recognized global leader in providing enterprise process and graphics software, solutions and services. Under the terms of the merger agreement, at the closing, Corel will pay cash or Corel will issue its common shares and Corel participation rights for the outstanding shares of Micrografx capital stock.

        On August 7, 2001, Corel, its wholly-owned subsidiary, Calgary II Acquisition Corp. and SoftQuad Software, Ltd. entered into a merger agreement pursuant to which SoftQuad will merge with Calgary II Acquisition Corp. SoftQuad is an internationally recognized developer of XML-enabling technologies and commerce solutions for e-business. Under the terms of the merger agreement, at the closing, Corel will issue its common shares in exchange for the outstanding shares of SoftQuad capital stock.

         Reference is made to our current report on Form 8-K dated August 17, 2001, which is incorporated by reference into this prospectus, for additional information concerning the Micrografx and SoftQuad acquisitions.

        On September 26, 2001, the Securities and Exchange Commission declared our Registration Statement of Form S-4 effective with respect to the Micrografx acquisition. This Registration Statement has been mailed to the Micrografx shareholders for the purposes of the meeting of Micrografx shareholders on October 29, 2001.

         Our Registration Statement on Form S-4 with respect to the SoftQuad acquisition has been filed with the Securities and Exchange Commission but has not yet been declared effective.

        On September 26, 2001, we announced our results for our third quarter ended August 31 2001. Revenues for the third quarter of fiscal year 2001 were $34.2 million, which compares with revenues of $36.4 million for the same quarter last year, and revenues of $36.0 million for the second quarter of fiscal 2001.

        Net income for the third quarter of fiscal 2001 was $500,000 or $0.01 per share fully diluted, compared with a net loss of $10.7 million or ($0.15) per share for the same period last year, and $2.3 million net income or $0.02 per share in the second quarter of fiscal 2001. Cash, cash equivalents and marketable securities at the end of this quarter stood at $123.8 million, compared with $11.6 million at the end of this third quarter in fiscal 2000.

         Corel was incorporated as Corel Systems Corporation under the Canada Business Corporations Act by Certificate and Articles of Incorporation dated May 29, 1985. Corel's name was changed to Corel Corporation on May 4, 1992. Corel was continued by Certificate and Articles of Amalgamation on December 1, 1998. Our registered and head office is located at 1600 Carling Avenue, Ottawa, Ontario, K1Z 8R7, and our telephone number there is (613)728-8200. We maintain a web site at www.corel.com. Our website and the information it contains are not a part of this prospectus.

                                  RISK FACTORS

         Please carefully consider the specific factors set forth below as well as the other information contained in, or incorporated by reference into, this prospectus before purchasing our common shares. These risk factors include the material risks currently known to us. Investing in our common shares involves a high degree of risk. The occurrence of any of the following could harm our business and our prospects. In that event, the trading price of our shares might decline and you could lose all or part of your investment.

We have had losses in the past and may have losses in future periods.

         We have a history of losses. We incurred net losses of $30.4 million in 1998, net income of $16.7 million in 1999 and net losses of $55.4 million in 2000. Although we reported net income for each of the quarters ended February 28, 2001, May 31, 2001 and August 31, 2001, our revenues have declined from prior recent quarters. The demand for our products is affected by various factors, many of which are beyond our

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control. For example, general economic conditions have recently deteriorated and this may affect the overall rate of capital spending by our corporate customers. If general economic conditions continue to deteriorate, we may suffer further reductions in our revenues which may result in operating and net losses over the balance of 2001. Further, although we have planned to achieve a compounded annual revenue growth rate of 20% over the current and two subsequent fiscal years, we may not achieve such growth or continued profitability. Even if we do achieve profitability in future periods, we may not sustain or increase profitability on a quarterly or annual basis in the future.

Our competitors may introduce products with which our current and new products may not compete successfully.

         The markets for our products experience and will continue to experience rapidly changing technologies, evolving industry standards, frequent new product introductions by our competitors and short product life cycles. These market characteristics and the activities of our competitors, including their introduction of new products and product upgrades, could render our technology obsolete. In the past we have introduced new versions of our flagship CorelDRAW and WordPerfect Office products approximately annually. Our most recent versions, CorelDRAW 10 Graphics Suite and WordPerfect Office 2002 were introduced approximately 20 months and 25 months, respectively, after the introduction of the previous versions. We will have to successfully manage the transition from older products in order to minimize disruption in customer ordering patterns, avoid excess inventory and ensure adequate supplies of new products. We may not successfully develop, introduce or manage the transition of new products or do so on a timely basis in response to changing technologies and standards and new products and product upgrades introduced by our competitors. Failed market acceptance of new products or problems associated with new product transitions could harm our revenues.

Should new versions of our current products or new products fail to generate sales due to a lack of customer acceptance, we may be unable to expand our market share. We may also lose customers who have purchased our products in the past, which would result in a decline in market share for current products.

         Our share of the markets for each of graphics products and business applications products has declined in the past three fiscal years and may continue to decline, notwithstanding the introduction of new versions of our products. Users of our graphics products and business applications products may elect not to upgrade to newer versions of those products. In addition, the introduction of new graphics application products planned by us may fail to achieve a market share for such products that will permit us to record profits from such products.

We have experienced quarterly fluctuations in operating results that have affected and may adversely affect our share price and cause it to be volatile.

         We have experienced, and expect to continue to experience, significant fluctuations in our quarterly operating results due to reduced demand for older versions of our flagship products and lower than planned market acceptance of new versions of these products. This has in the past adversely affected and in the future could adversely affect our revenues as reported on a quarterly basis, as well as our share price, and as a consequence increase the volatility of the market prices of our common shares.

The integration of the Corel, Micrografx, Inc. and SoftQuad Software, Ltd. businesses may be costly and the failure of Corel to successfully effect the integration may adversely affect Corel's business, results of operations and financial condition.

         Corel's ability to realize some of the anticipated benefits of its planned mergers with Micrografx and SoftQuad will depend in part on Corel's ability to integrate Micrografx's operations and SoftQuad's operations into Corel's current operations in a timely and efficient manner. The integration process will require significant efforts from each of Corel, Micrografx and SoftQuad. The integration process may distract Corel management's attention from the day-to-day business of the combined company. If Corel is unable to successfully integrate the operations of the three companies or if this integration process is delayed or costs more than expected, Corel's business, operating results and financial condition may be negatively impacted.

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

Holders of our shares will have their percentage ownership diluted by approximately 45% on the sale of all of the common shares offered by this prospectus and, if implemented, by our equity line share purchase agreement and on the issuance of our common stock to holders of Micrografx, Inc. capital stock and to holders of SoftQuad Software, Ltd. stock and the price of our common shares may decline as a result.

         A significant number of our common shares will be available for trading in the public market which will result in substantial dilution to existing shareholders. Up to 24,000,000 additional common shares will be available for trading as a result of sales of shares pursuant to this prospectus. In addition, over the course of the two-year term of our September 18, 2000 equity line share purchase agreement with Albans Investments Limited, an institutional investor, we may elect to issue up to 14,464,000 common shares (assuming the exercise of all related warrants) which would become available for trading. If our common shares are issued at the time of the closing of the merger with Micrografx and if additional common shares are issued at the first anniversary of the closing pursuant to our participation rights, up to an aggregate of approximately 11.4 million of our common shares may be issued to the holders of Micrografx stock. At the time of the closing of the merger with SoftQuad up to approximately 11.2 million of our common shares may be issued to holders of SoftQuad stock. Together, the shares offered pursuant to this prospectus the common shares which may be issued pursuant to the September 18, 2000 stock purchase agreement and exercise of related warrants, the issue of common shares to Micrografx shareholders and the issue of common shares to SoftQuad stockholders constitute 45% of our issued and outstanding common shares as of October 1, 2001 after giving effect to the conversion of the Series A preferred shares and exercise of the shares and warrants issued and issuable pursuant to the share purchase agreement and the issuance of the shares pursuant to our participation rights. In addition, we have issued and there are outstanding employee stock options for a total of 4,876,044 common shares ranging from Cdn$3.00 to Cdn$15.25. The additional shares in the market will dilute the percentage interest of our other shareholders and may have a material adverse effect on the market price of the common shares. Any such decline in the market price of our common shares could impede our efforts to obtain additional financing through the sale of additional equity or equity-related securities or could make such financing more costly.

Inability to protect our intellectual property may limit our ability to compete and result in a loss of a competitive advantage and decreased revenue.

         We rely principally upon copyright, trademark, patent, trade secret and contract laws to protect our proprietary technology. We cannot be certain that we have taken adequate steps to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology.

We may be subject to intellectual property infringement claims that are costly to defend and could limit our ability to use some technologies in the future.

         Although we believe that none of the software or the trademarks we use or any of the other elements of our business infringe on the proprietary rights of any third parties, third parties have asserted and may assert claims against us for infringement of their proprietary rights and these claims may be successful. We could incur substantial costs and diversion of management resources in the defense of any claims relating to proprietary rights, which could materially adversely affect our business, financial condition or results of operations. These types of claims are common in the software industry. Parties making these claims could secure a judgement awarding substantial damages as well as injunctive or other equitable relief that could effectively block our ability to license our products in the United States, Canada or elsewhere. Such a judgement could have a material adverse effect on our ability to sell our products or on our costs of doing business. If a third party asserts a claim relating to proprietary technology or information against us, we may seek licenses to the intellectual property from the third party. However, we cannot be certain that third parties will extend licenses to us on commercially reasonable terms, or at all. Our failure to obtain the necessary licenses or other rights or to obtain those rights at a reasonable cost could materially adversely affect our ability to sell our products or our costs of doing business.


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Our stock price has been and may in the future be affected by recently experienced extreme price and volume fluctuation in the market for technology stocks and for manufacturers of certain types of software.

         Nasdaq, where many publicly-held software companies are traded, has recently experienced extreme price and volume fluctuations. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. Until recently, the trading prices of many of these companies' stocks have been at or near historic highs and these trading prices and multiples were substantially above historical levels. In addition, in the recent past, the valuations of companies engaged in the business of developing and selling software utilizing the Linux open source code have increased dramatically in expectation of future revenues and profitability, and have subsequently declined dramatically. These broad market and industry factors may materially adversely affect the market price of our common shares, regardless of our actual operating performance. In the past, following periods of volatility in the market price of an individual company's securities, securities class action litigation often has been instituted against that company. We have already been the subject of several lawsuits alleging that we have violated various provisions of federal securities laws. This litigation, and other claims, if made, could result in substantial costs and a diversion of our management's attention and resources.

The ability of our shareholders to effect changes in control of Corel is limited.

         Our certificate and articles of amalgamation, by-laws, and the Investment Canada Act contain provisions that could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving Corel. This could discourage a third party from attempting to acquire control of us, even if these events would be beneficial to the interests of the shareholders. In particular, we have a shareholder rights plan which enables the Board of Directors to delay a change in control of Corel. In addition, our certificate and articles of amalgamation authorize our Board of Directors to provide for the issuance of preferred shares, in one or more series, which our Board of Directors could issue without further shareholder approval and with terms and conditions and rights, privileges and preferences as it determines.

         In addition, since we are a Canadian corporation, certain investments in Corel are subject to the provisions of the Investment Canada Act. In general, this act provides a system for the notification to the Investment Canada agency of certain acquisitions of Canadian businesses by non-Canadian investors, and for the review by the Investment Canada agency of certain acquisitions that meet thresholds specified in the act. To the extent that a non-Canadian person or company attempted to acquire 33% or more of our outstanding common shares, the threshold for a presumption of control, the transaction could be reviewable by the Investment Canada agency. These factors could have the effect of delaying, deferring, or preventing a change of control of Corel.

If we are unable to hire and retain key personnel, we may be unable to develop products or achieve sales of products.

         Our success depends to a significant extent upon the performance of our executive officers and key technical and marketing personnel. The loss of one or more of our key employees could have a material adverse effect on our ability to develop products or to sell products. We believe that our future success will depend in large part upon our ability to attract and retain highly skilled technical, managerial, and sales and marketing personnel. There can be no assurance that we will be successful in attracting and retaining such personnel. The implementation by us of our cost reduction plan has resulted and may continue to result in the voluntary retirement of employees whom we wish to retain.

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

Competition within distribution channels may adversely prevent us from achieving levels of sales which would make us profitable.

         We compete with other software vendors for access to distribution channels, retail shelf space and the attention of customers at the retail level and in corporate accounts. Other competitors with greater market share and significantly greater financial resources may command the attention of the retail accounts, the corporate market and original equipment manufacturers. In order to compete for distribution channel space we must offer compelling reasons to distribute our products. We attempt to achieve this through offering a superior product at a reasonable price that offers compatibility with competitive products. We must also use innovative marketing ideas in order to compel the distributor to carry our products. Inability to maintain distribution channel space could have a material adverse effect on our revenues and profitability.

Our marketplace is intensely competitive and rapidly changing and we may not be able to compete successfully in the future.

         Our industry is highly competitive and subject to rapid technological change. Many of our current and potential competitors have larger technical staffs, more established and larger marketing and sales organizations, and significantly greater financial resources. The rapid pace of technological change constantly creates new opportunities for existing and new competitors and can quickly render existing technologies less valuable. As the market for our products continues to develop, additional competitors may enter the market and competition may intensify. Inability to compete in the following factors could have a material adverse effect on our business, product performance, product features, ease of use, reliability, hardware and competitor compatibility, brand name recognition, product reputation, pricing, levels of advertising, availability and quality of customer support, and timeliness of product upgrades. We compete in the following areas with a variety of companies, including:

         . Graphics. Our graphics software products face substantial competition from a wide variety of companies. In the illustration graphics segment, our competitors include, but are not limited to, Adobe Systems Incorporated, JASC Software, Inc., Macromedia Inc. and Microsoft. In the desktop publishing segment, our competitors include, but are not limited to, Adobe. Our competitors also include many independent software vendors, such as Autodesk, Inc., and Apple Computer Inc.

         . Business Productivity. Our competitors in the productivity software (primarily office suites) marketplace include Microsoft, IBM (Lotus Development Corporation), Sun Microsystems, Inc., Redhat, Inc. and Applix Inc. According to industry sources, Microsoft currently has the largest overall market share for office suites. IBM has a large installed base with its spreadsheet program. Also, IBM preinstalls some of its software products on various models of its PCs, competing directly with our productivity software.

Changes in distribution channels may prevent us from achieving levels of sales which would make us profitable.

         Our products are distributed primarily through distributors, certain of which are material to our competitive position. The distribution channels through which software products for desktop computers are sold have been characterized by rapid change, including consolidations and financial difficulties of certain distributors and resellers, the emergence of new retailers such as general mass merchandisers and superstores, and the desire of large customers such as retail chains and corporate users to purchase directly from software developers. The loss of, or a significant reduction in sales volume attributable to, any of our principal distributors or the insolvency or business failure of any such distributor could have a material adverse effect on our revenues and profitability.

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

Prices of our products could decrease, which would reduce our profits.

         Pricing pressures continually intensify in the personal computer software applications market and we believe that price competition, with its attendant reduced profit margins, may become a more significant factor in the future. Corporate licensing, discount pricing for large volume distributors and retailers, product bundling promotions and competitive upgrade programs are forms of price competition that may become more prevalent. In addition, enterprise-wide versions of products are generally priced lower per user than individual copies of the same products. We also compete with companies that produce standalone graphics and desktop publishing applications that might serve a specific need of a user or class of users at a price below that of our products. Reductions in the prices of our products could reduce our profits.

We face regulatory risks in doing business in foreign countries that could adversely affect our revenues and profitability and we rely to a large degree upon sales in the United States.

         Currently, we market our products in more than 60 countries. We anticipate that sales outside of North America will continue to account for a significant portion of total sales. These sales are subject to risks including imposition of government controls, export license requirements, restrictions on the export of technology, political instability, trade restrictions, changes in tariffs, differences in copyright protection and difficulties in managing accounts receivables. More than 50% of our sales for the past two fiscal years were made in the United States. As a result, adverse developments in the foreign markets or in the United States market for our products could have a material adverse effect on revenues and profitability.

Because our revenues are earned in different currencies, our revenues are subject to exchange rate fluctuations.

         A substantial portion of our revenues are earned in Europe and collected in euros. As a result, we are at risk from exchange rate fluctuations between the euro and the United States dollar. The fluctuation of the euro against the United States dollar since 1999 has had, and may continue to have, a negative effect on our revenues as reported in our financial statements, and may significantly affect the comparability of our results between financial periods. We do not conduct any foreign exchange hedging activities to protect against exchange rate fluctuations. Given the volatility in currency exchange rates, there can be no assurance we will be able to effectively manage our currency translation risks or that such exchange rate volatility will not have a material adverse effect on our profits.

Our research and development costs are significant and may not result in increased sales or revenue.

         Developing software is expensive. We plan to continue significant investments in product research in the near future. We cannot assure that significant sales or revenue from the products we are developing will be achieved.

Our products are currently used principally on personal computers and any slowing of growth of personal computer unit sales may adversely affect our revenue growth.

         The growth rate of sales of personal computers may decrease in the future and have a negative effect on the growth of our revenues.

It is possible that we may become a passive foreign investment company (PFIC) for United States federal income tax purposes, which could result in negative tax consequences to you.

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         We would become a passive foreign investment company, or PFIC, for
United States federal income tax purposes if 75% or more of our gross income in any year is considered passive income (defined for this purpose as interest, dividends and certain rents and royalties, as well as gains from the sale of assets that produce these types of income) or on average for any year, 50% or more of our assets produce passive income or are held to produce passive income.

         Cash, cash equivalents and marketable securities, among other types of assets, are considered to produce, or to be held for the production of, passive income for purposes of applying the second of the two tests set forth above. As of August 31, 2001, we had $124.3 million of cash (including restricted cash of approximately $0.5 million), cash equivalents and marketable securities on hand. These balances may either increase or decrease from the amount on hand as of August 31, 2001. Accordingly, we may be or may subsequently become a PFIC if the average quarterly value of all our assets that produce, or are held for the production of, passive income (including cash) equals or exceeds 50% of our gross assets. Because the PFIC determination is made annually on the basis of facts and circumstances that may be beyond our control (including fluctuations in the market value of our stock), and because this registration is being made prior to the close of our taxable year in which you may acquire our stock from the selling shareholder, we cannot assure you that we will not be a PFIC for this year or future years.

         If we become a PFIC, U.S. holders of our shares will be subject to certain U.S. federal income tax rules that will have negative consequences for U.S. holders. Under the PFIC rules, unless a qualified electing fund or mark-to-market election is made, a U.S. holder would, upon receipt of distributions, or upon disposition of our shares at a gain, be liable to pay tax at the then highest rates on ordinary income plus an interest charge. The interest charge would generally be calculated as if the distribution or gain had been recognized ratably over the U.S. holder's holding period (for PFIC purposes) for the shares. A U.S. holder also would be required to make an annual return on IRS Form 8621 that describes any distributions received with respect to their shares and any gain realized on the sale or other disposition of its shares. We can provide no assurances we will complete the actions necessary for U.S. holders to make a qualifying electing fund election in the event that we were to be considered a PFIC for any taxable year. See "Income Tax Considerations--Certain U.S. Federal Income Tax Consequences--Passive Foreign Investment Company."

                              ABOUT THIS PROSPECTUS

         You should rely only on the information contained in this prospectus. Neither we nor the selling shareholder has authorized anyone to provide you with information different from that contained in this prospectus. Underwriters, broker-dealers or other selling agents selected by the selling shareholder will offer to sell, and seek offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus regardless of the time of delivery of this prospectus or of any sale of our common shares.

         Unless the context otherwise requires, in this prospectus, "we," "us," "our" and "Corel" refer to Corel Corporation and its wholly owned subsidiaries. The "selling shareholder" and "Microsoft Licensing" refer to Microsoft Licensing, Inc., a Nevada corporation and a wholly owned subsidiary of Microsoft Corporation, a Washington corporation, and "Microsoft" refers to Microsoft Corporation and its subsidiaries.

         All dollar amounts indicated by "$" are in United States dollars and all dollar amounts indicated by "Cdn$" are in Canadian dollars.

         All of Corel's directors and most of its officers, and certain experts named herein are residents in Canada. Consequently, it may be difficult for United States investors to effect service within the United

States upon Corel's directors, officers or certain experts named herein, or to realize in the United States upon judgements of courts in the United States predicated upon civil liabilities under the Securities Act of 1933. A judgement of a court in the United States predicated solely upon such civil liabilities would probably be enforceable in Canada by the Canadian court if the United States court in which the judgement was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether the original action could be brought successfully in Canada against any of such persons or Corel predicated solely upon such civil liabilities.

                           FORWARD-LOOKING STATEMENTS

         This prospectus and the reports incorporated herein contain forward-looking statements, including statements concerning conditions in the computer software industry, and concerning our business, financial condition, operating strategies, and our operational and legal risks. We use words like "believe," "expect," "anticipate," "intend," "future," "plan", "forecast" and other similar expressions to identify forward-looking statements. Purchasers of our common shares should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. These forward-looking statements are based on our current expectations and are subject to a number of risks and uncertainties, including shifts in customer demand, product shipment schedules, product mix, products and pricing, technological shifts and factors identified under "Risk Factors" and elsewhere in this prospectus. Our actual results could differ materially from those expressed in these forward-looking statements, and any events anticipated in the forward-looking statements may not actually occur. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no duty to update any forward-looking statements after the date of this prospectus to conform those statements to actual results or to reflect the occurrence of unanticipated events.

                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of common shares pursuant to this prospectus.

                                 DIVIDEND POLICY

         We have never declared or paid any cash dividends on our common shares. We anticipate that any earnings will be retained for development and expansion of our business and we do not anticipate paying any cash dividends in the near future. Our board of directors has sole discretion to pay cash dividends based on our financial condition, results of operation, capital requirements, contractual obligations and other relevant factors.

                               SELLING SHAREHOLDER

         On October 2, 2000, we sold 24 million of our Series A preferred shares to Microsoft Licensing at $5.625 per share for a total purchase price of $135 million. The Series A preferred shares are non-voting, have a liquidation preference of $5.625 per share and are entitled to receive the same dividends as our board of directors, in its discretion, may decide to pay on our common shares. Each Series A preferred share is currently convertible into one of our common shares at any time at the option of the holder thereof (although the conversion ratio is subject to future adjustment in certain circumstances). However, by their terms the preferred shares may not be converted by Microsoft or any of its affiliates or associates, including Microsoft Licensing.

         Under our Shareholder Rights Plan Agreement, as amended and restated as of March 31, 1999, the holders of our common shares have rights which become exercisable if any person or group acquires common shares and/or securities convertible into or exchangeable for our common shares or other voting shares that represent, or upon conversion or exchange would represent, more than 20% of our outstanding voting shares, in which case each holder of our common shares other than such person or group would be entitled to purchase additional common shares at a discount to their current market price. In light of these rights, the Series A preferred shares were structured to be non-voting and not convertible by Microsoft Licensing, such that their issuance to Microsoft Licensing did not cause the rights to become exercisable.

         Because Microsoft Licensing may sell some or all of its Series A preferred shares, we cannot estimate the number of Series A preferred shares it will hold after the offering covered by this prospectus.

         We granted registration rights to Microsoft Licensing and any subsequent holder of the Series A preferred shares or the common shares issuable upon conversion of the Series A preferred shares to enable the holder of the common shares to sell them to the public market. The registration rights agreement permits us to restrict the resale of the common shares issued upon conversion of the Series A preferred shares if the registration of the common shares with the Securities and Exchange Commission would interfere with a financing, acquisition, reorganization or other corporate transaction involving Corel or any of our subsidiaries. We cannot so restrict sales of common shares by the selling shareholder more than once in any 12-month period or for more than 90 days in the aggregate during any such restriction.

         We agreed that in the event that a sale of common shares issued upon conversion of the Series A preferred shares would require registration of the shares under Canadian securities laws, the holder of such shares will have registration rights under Canadian law equivalent to those we have granted to holders selling their shares in the United States.

         Except as described above, neither Microsoft Licensing nor any of its affiliates have had any position, office or other material relationship with us or any of our affiliates during the past three years.

                            INCOME TAX CONSIDERATIONS

         The following summary is of a general nature and is not intended to be, nor should it be construed to be, legal or tax advice to any particular prospective purchaser. This discussion does not purport to deal with all aspects of Canadian and United States federal income taxation that may be relevant to prospective purchasers of common shares and does not take into account Canadian provincial or territorial tax laws, United States state or local tax laws, or tax laws of jurisdictions outside of Canada and the United States. Accordingly, prospective purchasers should consult with their tax advisors for advice with respect to their particular circumstances, including any consequences of an investment in common shares arising under provincial, territorial, state or local tax laws or tax laws of jurisdictions outside Canada and the United States.

Canadian Federal Income Tax Consequences

         The following summarizes the principal Canadian federal income tax considerations relating to an investment in the common shares generally applicable to a person (a "U.S. holder") who acquires common shares pursuant to this prospectus, who for purposes of the Income Tax Act (Canada) and at all relevant times, (i) is not resident or deemed to be resident in Canada, (ii) holds the common shares as capital property, (iii) deals at arm's length and is not affiliated with us, (iv) does not use or hold, and is not deemed to use or hold, the common shares in, or in the course of, carrying on a business or providing independent personal services in Canada, and (v) does not carry on an insurance business in Canada and elsewhere, and who, for purposes of the Canada-United States Income Tax Convention, 1980 (the "Convention") and at all relevant times, (i) is resident in the United States, and (ii) does not own (or is not treated as owning) 10% or more of our outstanding voting shares.

         Our common shares will generally be considered to be capital property to a holder for purposes of the Income Tax Act (Canada) unless the holder holds such shares in the course of carrying on a business of trading or dealing in securities or the holder acquired such shares as part of a transaction considered to be an adventure or concern in the nature of trade.

         This discussion is based on the current provisions of the Income Tax Act (Canada) and the regulations thereunder, all specific proposals to amend the Income Tax Act (Canada) and the regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and counsel's understanding of the current published administrative practices of the Canada Customs and Revenue Agency. The summary also takes into account all specific proposals to amend the Income Tax Act (Canada) and the regulations thereunder publicly announced prior to the date hereof, and, while there is no assurance the proposed amendment will be enacted as announced, or at all, this summary assumes that the proposed amendments will be enacted substantially as proposed. This discussion is not exhaustive of all possible Canadian federal income tax consequences and, except for the publicly announced proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax consequences which may differ significantly from those discussed herein.

Canadian Federal Taxation of Dividends on Common Shares

         Dividends, including deemed dividends and stock dividends, paid or credited on common shares owned by a U.S. holder will be subject to Canadian withholding tax under the Income Tax Act (Canada) at a rate of 25% on the gross amount of the dividends. The rate of withholding tax generally is reduced under the Convention to 15% where the U.S. holder is the beneficial owner of the dividends. Under the Convention, dividends, or deemed dividends or stock dividends, paid or credited to a U.S. holder that is a

United States tax-exempt organization as described in Article XXI of the Convention, other than such dividends that constitute income from carrying on a trade or business, will generally not be subject to Canadian withholding tax although such entities may be subject to administrative procedures to confirm their eligibility for such exemption.

         It should be noted that under Canadian tax law dividends may be deemed to be paid in certain circumstances. For example, when a corporation redeems or purchases for cancellation shares of its capital stock, a dividend will be deemed to be paid in an amount equal to the amount by which the amount paid exceeds the "paid-up capital" (as defined in the Income Tax Act (Canada)) of the shares so redeemed or purchased for cancellation. The "paid-up capital" of the common shares issued to a U.S. holder may be less than the holder's cost of such shares by reason of, for example, the averaging of the paid-up capital with that of shares of such class already issued and outstanding. The paid-up capital attributable to each common share will be relevant to the holders thereof in connection with any purchase for cancellation of such shares or upon the winding-up of Corel.

         Canadian Taxation on Sale or Other Disposition

         A gain realized by a U.S. holder on a disposition or deemed disposition of common shares generally will not be subject to tax under the Income Tax Act (Canada) unless such common shares constitute taxable Canadian property within the meaning of the Income Tax Act (Canada). Common shares generally will not be taxable Canadian property to a U.S. holder if the common shares are listed on a prescribed stock exchange at the time of disposition unless, at any time within the 60 month period immediately preceding the disposition, the U.S. holder, persons with whom the U.S. holder did not deal at arm's length or the U.S. holder together with such persons owned or had an interest in or option to acquire 25% or more of the issued shares of any class or series of Corel's shares. The common shares will constitute taxable Canadian property to a U.S. holder if at the time of their disposition the common shares are not listed on a prescribed stock exchange.

         Even if the common shares constitute or are deemed to constitute taxable Canadian property to a particular U.S. holder, an exemption from tax under the Income Tax Act (Canada) may be available under the Convention.

Certain U.S. Federal Income Tax Consequences

         The following describes certain United States federal income tax consequences of an investment in the common shares. This discussion is based upon United States federal income tax laws presently in force. The discussion is not a full description of all tax considerations that may be relevant to a decision to purchase common shares. In particular, the discussion is directed only to U.S. holders that will hold common shares as capital assets and that have the United States dollar as their functional currency. It does not address the tax treatment of U.S. holders that are subject to special tax rules, such as banks, life insurance companies, tax-exempt entities, dealers, traders who elect to mark their common shares to market, persons that will hold the common shares as part of a straddle, hedge, conversion or constructive sale transaction for tax purposes and holders of 10% or more of our voting shares.

         The following discussion applies to the following U.S. holders:
(i) United States citizens or residents, (ii) United States corporations or partnerships, (iii) trusts subject to the control of a U.S. person and the primary supervision of a U.S. court, or (iv) estates the income of which is subject to United States federal income taxation regardless of its source.

         Dividends and Other Distributions

         Cash dividends (including the amount of any Canadian taxes withheld) paid with respect to the common shares generally will be includible in the gross income of a U.S. holder as ordinary income when the dividends are actually or constructively received to the extent of our current and accumulated earnings and profits as determined for United States federal income tax purposes. Dividends paid in Canadian dollars will be includible in a United States dollar amount based on the exchange rate in effect on the day of receipt by holder (or the holder's agent). Any gain or loss recognized upon a subsequent sale or conversion of the Canadian dollars for a different amount will be United States source ordinary income or loss. Dividends generally will be foreign source income. The Canadian withholding tax paid by or for the account of any U.S. holder will be eligible, subject to generally applicable limitations and conditions, for credit against the U.S. holder's federal income tax liability, but generally will be "passive income" or "financial services income" which is treated separately from other types of income for foreign tax credit limitation purposes. Dividends will not be eligible for the dividends-received deduction allowed to corporations with respect to dividends paid by United States corporations.

         If distributions made by us were to exceed our current and accumulated earnings and profits as determined for United States federal income tax purposes, the excess would be treated as a non-taxable return of capital to the extent of the U.S. holder's adjusted basis in the common shares, and thereafter as capital gain.

         A beneficial owner that is not a U.S. holder generally will not be subject to United States federal income or withholding tax on dividends paid with respect to common shares, unless such income is effectively connected with the conduct by such person of a trade or business within the United States, and the dividends are attributable to a permanent establishment that such person maintains in the United States if that is required by an applicable treaty. In such cases a non-U.S. holder will be taxed in the same manner as a U.S. holder. A corporate non-U.S. holder may, under certain circumstances, be subject to an additional "branch profits tax" on effectively connected dividends.

         Capital Gains with Respect to Common Shares

         Subject to the PFIC rules discussed below, U.S. holders will recognize capital gain or loss on the sale or other disposition of common shares held by the U.S. holder. Generally, such gain or loss will be long-term capital gain or loss if the U.S. holder's holding period for such common shares exceeds one year. Long-term capital gain of a non-corporate U.S. holder is generally subject to a maximum tax rate of 20 percent. Any gain or loss recognized by a U.S. holder generally will be treated as from United States sources. Consequently, in the case of a disposition of common shares, the U.S. holder may not be able to claim the foreign tax credit for Canadian tax, if any, imposed on that gain unless it appropriately can apply the credit against tax due on other income from foreign sources.

         A beneficial owner that is not a U.S. holder of common shares will not be subject to United States income or withholding tax on gain from the sale or other disposition of common shares unless (i) that gain is effectively connected with the conduct of a trade or business within the United States and the gain is attributable to a permanent establishment that such person maintains in the United States if that is required by an applicable treaty, or (ii) the non-U.S. holder is an individual who is present in the United States for at least 183 days during the taxable year of the disposition and certain other conditions are met. A corporate non-U.S. holder may, under certain circumstances, be subject to an additional "branch profits tax" on effectively connected capital gains.

         Passive Foreign Investment Company

         In general, a foreign corporation is a passive foreign investment company (a "PFIC") for any taxable year in which a U.S. holder owns stock in the corporation and:

         . 75% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or

         . 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income.

Cash, cash equivalents and marketable securities, among other types of assets, are considered to produce, or to be held for the production of, passive income for purposes of applying the second of the two tests set forth above. As of August 31, 2001 we had $124.3 million of cash, (including restricted cash of approximately $0.5 million) cash equivalents and marketable securities on hand. Our cash balances may either increase or decrease from the amount on hand as of August 31, 2001. Accordingly, we may be or may subsequently become a PFIC if the average quarterly value of all our assets that produce, or are held for the production of, passive income (including cash) equals or exceeds 50% of our gross assets. Because the PFIC determination is made annually on the basis of facts and circumstances that may be beyond our control (including fluctuations in the market value of our stock), and because this discussion is being provided prior to the close of our taxable year in which you may acquire our stock from the selling shareholder, we cannot assure you that we will not be a PFIC for this year or future years.

         If we were a PFIC for any taxable year, a U.S. holder that held common shares in that taxable year would be required to file an IRS form 8621 and would generally be subject to special rules with respect to certain distributions made by us on the common shares and with respect to gains from dispositions of common shares. In general, such a U.S. holder would be required to allocate the distributions or gains, as the case may be, ratably over its holding period for the common shares. That portion of any distributions or gains allocated to a prior taxable year, other than a year prior to the first year in which we were a PFIC, would effectively be taxed at the highest United States federal income tax rate in effect for that year with respect to ordinary income. In addition, the U.S. holder would be subject to an interest charge on the resulting tax liability determined as if that tax liability had been due with respect to the particular taxable year. The portion, if any, of distributions or gains not so allocated to a prior taxable year of the U.S. holder in which we were a PFIC would be included in the U.S. holder's income for the taxable year of the particular distribution or disposition and taxed as ordinary income.

         The foregoing rules with respect to distributions and dispositions may be avoided if a U.S. holder is eligible for and timely makes either a valid "qualifying electing fund" election, in which case the U.S. holder generally would be required to include in income on a current basis its pro rata share of our ordinary income and net capital gains, or a valid "mark-to-market" election. We can provide no assurances we will complete the actions necessary for U.S. holders to make a qualifying electing fund election in the event that we were to be considered a PFIC for any taxable year. If a mark-to-market election is made, the U.S. holder will include in ordinary income each year the excess, if any, of the fair market value over the adjusted tax basis of its common shares. The U.S. holder also will be allowed an ordinary loss each year of the excess, if any, of the adjusted tax basis over the fair market value of its common shares, but only to the extent of the net amount of previously included income as a result of the mark-to-market election. The U.S. holder's tax basis in the common shares will be adjusted to reflect any such income or loss amounts. Assuming the common shares are treated as marketable stock for purposes of the PFIC rules, the mark-to-market election would be available with respect to the common shares. Prospective purchasers are urged to consult their tax advisors regarding the consequences of an investment in a PFIC.

         Information Reporting and Backup Withholding

        Dividends paid on common shares and the proceeds from the sale, exchange or redemption of the common shares may be reported to the United States Internal Revenue Service and up to a 30.5 percent backup withholding tax may apply to such amounts unless the holder is an exempt recipient such as a corporation, provides necessary certifications (including in the case of a non-U.S. holder, certification that such person is not a United States person within the meaning of Section 7701(a(30) of the Internal Revenue Code) or otherwise establishes a basis for exemption. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the holder's United States federal income tax liability.

                              PLAN OF DISTRIBUTION

         We are registering the offer and sale of the common shares issuable upon conversion of our Series A preferred shares which are owned by Microsoft Licensing, the selling shareholder. Because the Series A preferred shares are not convertible by Microsoft Licensing, Microsoft or any of its other affiliates or associates, Microsoft Licensing will sell the preferred shares to one or more underwriters, broker-dealers or other selling agents, who will convert them into common shares and offer and sell those common shares in ordinary brokers transactions at then current market prices or in other transactions at negotiated prices.

         Registration of the common shares covered by this prospectus does not mean, however, that those shares will be offered or sold. Microsoft Licensing and the underwriters, broker-dealers or other selling agents selected by Microsoft Licensing will act independently of us in making decisions with respect to the timing, manner and size of each sale.

         Microsoft has advised us that the underwriters, broker-dealers and/or other selling agents to which Microsoft Licensing will sell the Series A preferred shares will offer and sell the common shares they receive upon conversion of the Series A preferred shares in one or more of the following ways:

         . on the Nasdaq National Market, The Toronto Stock Exchange or in the over-the-counter market,

         . directly to one or more purchasers in privately negotiated transactions,

         . in ordinary brokerage transactions or transactions in which a broker or dealer solicits purchases,

         .    in block trades,

         . in an underwritten offering on a firm commitment or best-efforts basis,

         . through option transactions, forward contracts, equity swaps or other derivative transactions relating to the securities,

         .    through short sales, or

         .    any combination of the above,

at prices and at terms then prevailing or at prices related to the then current market price or at negotiated prices. Any of these underwriters, broker-dealers or selling agents may involve other underwriters, broker-dealers and/or selling agents and all of them may receive compensation in the form of discounts, concessions or commissions from Microsoft Licensing, the others participating in the offers and sales and/or from the purchasers of common shares. Compensation as to a particular underwriter, broker-dealer or selling agent may exceed customary commissions.

         In effecting sales, the underwriters, broker-dealers and/or other selling agents selected by Microsoft Licensing may:

         . enter into hedging transactions with other broker-dealers, and in connection with those transactions, the other broker-dealers may engage in short sales of the common shares,

         . sell common shares short and deliver the common shares to close out such short positions,

         . enter into option or other transactions with other broker-dealers that require the delivery to the other broker-dealer of the shares, which the other broker-dealer may resell pursuant to this prospectus,

         . pledge the shares to another broker-dealer, and upon a default, the other broker-dealer may effect sales of the pledged shares pursuant to this prospectus, and

         .    engage in any combination of the above.

         The common shares covered by this prospectus may also be offered and sold in transactions in reliance upon Rule 144 under the Securities Act of 1933 if such offer and sale meet the criteria and satisfy the requirements of Rule 144.

         At any time a particular offer of common shares covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth:

         .    the aggregate amount of common shares being offered,

         . the name or names of any underwriters, broker-dealers or other selling agents participating in the offers and sales,

         .    the price or prices at which the common shares were sold,

         . any discounts, commissions, concessions and other items constituting compensation paid by the selling shareholder and/or any participating underwriters, broker-dealers and selling agents, including any discounts, commissions or concessions allowed or reallowed or paid to dealers, and

         .    any other material facts of the transactions.

         Such prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the common shares covered by this prospectus.

         Microsoft Licensing may, and any underwriter, broker-dealer or selling agent participating in any distribution of the common shares covered hereby will, be deemed to be an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act of 1933, and any compensation or commission paid or any discounts allowed to any of those underwriters, broker-dealers or other selling agents, and any profit they realize on the sale of the common shares, would be deemed to be an underwriting discount or commission under the Securities Act of 1933.

         Microsoft may indemnify any underwriter, broker-dealer or selling agent that participates in transactions involving the sale of the common shares against certain liabilities, including liabilities arising under the Securities Act of 1933. In addition, we have agreed in the registration rights agreement to indemnify the selling shareholder and each underwriter, broker-dealer or other selling agent facilitating the sale of the common share offered hereby against certain liabilities arising under the Securities Act of 1933. Each person so indemnified by us has agreed to indemnify us for liabilities arising under the Securities Act of 1933 with respect to written information furnished to us by it.

         The registration rights agreement between us, Microsoft and Microsoft Licensing permits us to restrict the resale of the common shares issued upon conversion of the Series A preferred shares if the registration of the common shares with the Securities and Exchange Commission would interfere with a financing, acquisition, reorganization or other corporate transaction involving Corel or any of our subsidiaries. We cannot so restrict sales of such common shares more than once in any 12-month period or for more than 90 days in the aggregate during any such restriction.

         In order to comply with the securities laws of certain states, if applicable, our common stock will be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the common shares may not be sold unless such shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

         Microsoft Licensing and/or any person selling common shares covered by this prospectus will pay all compensation, commissions and the underwriting discounts and its own legal expenses, if any, associated with the sale of the common shares. We will pay all costs, expenses and fees in connection with the registration of the common shares covered by this prospectus, including, among others, the fees of our counsel and accountants, all registration and filing fees, all stock exchange listing fees, blue sky fees and expenses, all printing and related expenses and any fees or disbursements of underwriters customarily paid by issuers.

         We have agreed to maintain the effectiveness of the registration statement of which this prospectus is a part with respect to the common shares offered hereunder by until the earlier of the date that is two years from the effective date of the registration statement, or the date that all the shares registered hereunder have been sold.

                                  LEGAL MATTERS

         The validity of the issuance of our common shares will be passed upon for Corel by McCarthy Tetrault LLP, 40 Elgin Street, Suite 1400, Ottawa, Ontario, K1P 5K6.

                                     EXPERTS

         The audited financial statements incorporated by reference in this prospectus of Corel as of November 30, 2000 and 1999 and for each of the three years in the period ended November 30, 2000 have been included in reliance on the report of PricewaterhouseCoopers LLP, independent auditors, given on their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed a Registration Statement on Form S-3 to register with the Securities and Exchange Commission the common shares offered hereby. This document is a part of that registration statement and constitutes a prospectus of Corel. As allowed by the rules of the Securities and Exchange Commission, this prospectus does not, however, contain all the information you can find in the registration statement or the exhibits to the registration statement.

         We file annual, quarterly and current reports and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by us at the Securities and Exchange Commission's public reference rooms at the following locations:

450 Fifth Street, N.W.                                   500 West Madison Street
Room 1024                                                Suite 1400
Washington, D.C. 20549                                   Chicago, Illinois
                                                         60661-2511

         Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. You may also obtain copies of documents filed with the Securities and Exchange Commission from commercial document retrieval services (some of which also provide on-line delivery) and at the world wide web site maintained by the Securities and Exchange Commission at www.sec.gov.

         Our common shares are traded on Nasdaq and on The Toronto Stock Exchange and we are required to file reports, proxy statements and other information with Nasdaq and The Toronto Stock Exchange. Reports, proxy statements and other information concerning us may be inspected at the offices of The Nasdaq Stock Market, Inc. which is located at 1735 K Street, N.W., Washington, D.C. 20006 and at the offices of The Toronto Stock Exchange at 2 First Canadian Place, Toronto, Ontario, Canada M5X 1J2.

         We also file annual, quarterly and special reports, proxy statements and other information with the Canadian securities regulatory authorities in such provinces where such filings are required to be made. Copies of such filings are available to the public over the Internet at www.sedar.com, the web site maintained on behalf of the Canadian securities administrators for accessing filings made through SEDAR (System for Electronic Document Analysis and Retrieval). SEDAR is the system used for electronically filing most securities related information with the Canadian securities regulatory authorities.

         The Securities and Exchange Commission allows us to "incorporate by reference" information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus.

         This prospectus incorporates by reference the documents set forth below that have previously been filed with the Securities and Exchange Commission. These documents contain important information about us and our financial condition.

         The financial statements incorporated by reference in this prospectus are prepared on the basis of Canadian Generally Accepted Accounting Principles (Canadian GAAP), which differ in some respects from US GAAP. Differences between Canadian GAAP and US GAAP do not result in any material differences in the financial statements. For further information, please refer to the note to the respective financial statements entitled "Significant Differences Between Canadian and United States GAAP."

         The following documents that we have filed with the Securities and Exchange Commission are incorporated by reference into this prospectus:

         (a) our annual report on Form 10-K/A for the fiscal year ended November 30, 2000;

         (b) our quarterly report on Form 10-Q for the fiscal quarter ended February 28, 2001;

         (c) our quarterly report on Form 10-Q for the fiscal quarter ended May 31, 2001;

         (d) our current report on Form 8-K filed on August 17, 2001, relating to our acquisition of Micrografx, Inc. and SoftQuad Software, Ltd.;

         (e) the description of our common shares contained in our Registration Statement on Form 20-F filed with the Securities and Exchange Commission on August 25, 1992 under Section 12(g) of the Exchange Act, including any amendment or report filed for the purpose of updating such description;

         (f) the description of the rights issued to the holders of our common shares contained in our Registration Statement on Form 8-A filed with the Securities and Exchange Commission on March 25, 1999 under Section 12(g) of the Exchange Act, including the amendment filed on July 20, 2000 and any subsequent amendment or report filed for the purpose of updating such description; and

         (g) all other information that we file with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering.

         We will furnish without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon such person's written or oral request, a copy of any and all of the information that has been incorporated by reference into this prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference herein as well). Requests for such copies should be directed to John Hladkowicz at (613) 728-8200, or by mail at 1600 Carling Avenue, Ottawa, Ontario, Canada, K1Z 8R7.

         Any statement incorporated herein will be deemed to be modified or superseded for the purposes of this prospectus and the Registration Statement to the extent that a statement contained herein or in any other subsequently filed document that is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus and the Registration Statement.

================================================================================


                                COREL CORPORATION



                            24,000,000 Common Shares


                              --------------------

                                   PROSPECTUS

                              --------------------


================================================================================

                                     PART II

                     Information Not Required in Prospectus

Item 14.  Other Expenses of Issuance and Distribution

         The following is a list of the estimated costs and expenses payable by the Registrant in connection with the preparation and filing of this registration statement.

                S.E.C. Registration Fee.............    $ 15,735
                Printing Expenses...................     100,000
                Accountants' Fees and Expenses......      50,000
                Legal Fees and Expenses.............     150,000
                Other Miscellaneous Expenses........       7,625
                                                        --------
                Total                                   $325,000
                                                        ========


Item 15.  Indemnification of Directors and Officers

         Canadian law generally permits a corporation to indemnify its directors and officers for all costs, charges and expenses incurred by the person in respect of any action or proceedings to which that person is made a party by reason of being a director or officer (1) if the person acted in good faith with a view to the best interests of the corporation and (2) in the case of a criminal or administrative proceeding that is enforced by a monetary penalty, the person had reasonable grounds for believing his conduct was lawful. Canadian law generally requires a corporation to indemnify its directors and officers if the person is substantially successful on the merits of his defense of the action, the person fulfills (1) and (2) above, and is otherwise fairly and reasonably entitled to indemnity.

         The Registrant's By-Laws generally provide that the Registrant is required to indemnify the director or officer against liability incurred in such capacity to the extent permitted or required by Canadian law.

         A policy of directors' and officers' liability insurance is maintained by the Registrant which insures directors and officers of the Registrant and its subsidiaries for losses as result of claims based upon the acts or omissions as directors and officers of the Registrant and its subsidiaries.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                  EXHIBIT INDEX

Exhibit No.                           Exhibit
----------                            -------

 * 3.1 Certificate and Articles of Amalgamation of Corel Corporation and Corel Computer Corp. (incorporated by reference to Exhibit 3.3 of Form 10-K of the Registrant for the fiscal year ended November 30,
              1999).

 * 3.2 Amendment of Articles of Incorporation of Corel Corporation (incorporated by reference to Exhibit 3.4 of Form 10-K of the Registrant for the fiscal year ended November 30, 2000).

 * 3.3        By-law No. 6 of Corel Corporation (incorporated by reference to
              Exhibit 3.2 of the Registrant's Registration Statement on
              Form F-1, No. 33-50886).

 * 4.1 Shareholder Rights Plan Agreement dated February 11, 1999, as amended and restated as of March 31, 1999, by and between Corel Corporation and Montreal Trust Company of Canada, as rights agent (incorporated by reference to Exhibit 4.3 of Form 8-A/A of the Registrant, filed on July 20, 2000).

 * 5.1 Opinion of McCarthy Tetrault LLP with respect to the validity of the shares being offered

 * 8.1 Tax Opinion of McCarthy Tetrault LLP (included in the opinion filed as Exhibit 5.1 to this Registration Statement)

 * 8.2        Tax Opinion of Milbank, Tweed, Hadley & McCloy LLP

* 23.1        Consent of McCarthy Tetrault LLP (included in the opinion filed as
              Exhibit 5.1 to this Registration Statement)

* 23.2 Consent of Milbank, Tweed, Hadley & McCloy LLP (included in the opinion filed as Exhibit 8.2 to this Registration Statement)

+ 23.3        Consent of PricewaterhouseCoopers LLP

* 24.1 Power of Attorney for directors and certain officers of the Registrant, authorizing the signing of this Registration Statement on their behalf (included on the signature page of this Registration Statement).

-------------------

*     Previously filed.
+     Filed herewith

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ottawa, Province of Ontario, Canada on October 2, 2001.

                                    COREL CORPORATION



                                    By:          /s/ John Blaine
                                          --------------------------------------
                                               John Blaine

                                               Executive Vice-President Finance,
                                               and Chief Financial Officer
                                               and Treasurer

         Pursuant to the requirement of the Securities Act, this Registration Statement Amendment has been signed by the following persons in the capacities and on the dates indicated:

               Signature                                       Title                            Date
               ---------                                       -----                            ----

                   *
------------------------------------------
             Derek J. Burney                        President, Chief Executive Officer          October 2, 2001
                                                    and Director
              /s/ John Blaine
------------------------------------------
                John Blaine                         Executive Vice-President Finance,           October 2, 2001
                                                    Chief Financial Officer and
                                                    Treasurer
                                                    (principal accounting officer and
                                                    principal financial officer)
                   *
------------------------------------------
           James Baillie, Q.C.                      Chairman and Director                       October 2, 2001

                   *
------------------------------------------
             Hunter S. Grant                        Director                                    October 2, 2001

                   *
------------------------------------------
            Barbara McDougall                       Director                                    October 2, 2001


------------------------------------------
             Lyle Blair                             Director                                    October  , 2001


                    *
------------------------------------------
               Steven Houck                        Authorized U.S. Representative               October 2, 2001

*By:            /s/ John Blaine
       -----------------------------------
                 John Blaine
              Attorney-in-Fact